Mail Stop 4561

November 15, 2006

By U.S. Mail

Mr. Gary L. Rhoads
Chief Financial Officer
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, Pennsylvania 19512

> **Re:** **National Penn Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-22537-01**

Dear Mr. Rhoads:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant